



# 7yr ETF Efficiente Contingent Annual Income Note

North America Structured Investments

## OVERVIEW

JPMorgan ETF Efficiente 5 Index (the "Index") is a cross-asset strategy that aims to maximize returns per unit of risk by using portfolio optimization technology. The Index uses the concept of the efficient frontier to select the optimum portfolio from a universe of 12 exchange-traded funds and a cash index, and aims to maximize returns while targeting a realized volatility of 5%. The strategy rebalances monthly and is non-discretionary. The Index levels incorporate an adjustment factor of 0.50% per annum which is deducted daily.

The Notes offer an annual interest payment equal to the greater of a minimum interest rate of 0.0% per annum or the annualized performance of the Index. Any payment on the Notes is subject to the credit risk of JPMorgan Chase & Co.

May be appropriate for investors requiring asset and geographical diversification and full repayment of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.

Hypothetical Back-Tested and Historical Performance of the JPMorgan ETF Efficiente 5 Index
110
90
70
50
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13

Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical back-tested and historical information that forms part of the information contained in the chart above.

## Summary of Terms

| | |
|---|---|
| Issuer: | JPMorgan Chase & Co. |
| Minimum Denomination: | $1,000 |
| Underlying: | JPMorgan ETF Efficiente 5 Index |
| Underlying Ticker: | EEJPUS5E |
| Interest Rate: | Cumulative Index Return x Index Factor, subject to Minimum Interest Rate |
| Cumulative Index Return: | On each Interest Determination Date, (Ending Index Level – Initial Index Level) / Initial Index Level |
| Index Factor: | 1/n, where "n" is equal to the number of Interest Determination Dates that have occurred to date, including the current Interest Determination Date |
| Minimum Interest Rate: | 0.0%* |
| Ending Index Level: | The Index closing level on an Interest Determination Date |
| Interest Determination Dates: | Annual |
| Pricing Date: | May 24, 2013 |
| Maturity Date: | May 29, 2020 |
| CUSIP: | 48126D2Y4 |
| Preliminary Term Sheet: | http://www.sec.gov/Archives/edgar/data/19617/000095010313002594/crt_dp37831-fwp.pdf |

For information about the estimated value of the notes, which will be lower than the price you paid for the notes, see the hyperlink above.

## Return Profile

The Interest Rate for each annual Interest Payment Date will be a percentage equal to the Cumulative Index Return multiplied by the Index Factor, provided that the Interest Rate will not be less than the Minimum Interest Rate.

You are entitled to repayment in full of your principal investment plus the minimum return at maturity, even if the strategy declines, subject to the credit risk of JPMorgan Chase & Co.

## Hypothetical Interest Payments**

### Hypothetical Interest Rates for Interest Payment Dates

| Interest Determination Date | Initial Index Level | Ending Index Level | Cumulative Index Return | Index Factor | Cumulative Index Return x Index Factor | Interest Rate |
|---|---|---|---|---|---|---|
| First | 100 | 98 | -2.00% | 1 | -2.00% | 0.00% |
| Second | 100 | 107 | 7.00% | 1/2 | 3.50% | 3.50% |
| Third | 100 | 100 | 0.00% | 1/3 | 0.00% | 0.00% |
| Fourth | 100 | 99 | -1.00% | 1/4 | -0.25% | 0.00% |
| Fifth | 100 | 107.5 | 7.50% | 1/5 | 1.50% | 1.50% |
| Sixth | 100 | 114.5 | 14.50% | 1/6 | 2.42% | 2.42% |
| Seventh | 100 | 121 | 21.00% | 1/7 | 3.00% | 3.00% |

*To be determined on the Pricing Date, but not less than 0.0% per annum

**The hypothetical interest payments set forth above assume a Minimum Interest Rate of 0.0% p.a. and are illustrative and may not be the actual interest payments on the Notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.



# 7yr ETF Efficiente Contingent Annual Income Note

North America Structured Investments

## Selected Benefits

• The Notes offer full return of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.
• The Notes will pay a coupon equal to at least the Minimum Interest Rate on an annual basis
• Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
• The Index dynamically allocates among the following 12 ETFs (the "ETF Constituents") and the JPMorgan Cash Index USD 3 Month (the "Cash Constituent"), each a "Basket Constituent"

| | | | | |
|---|---|---|---|---|
| SPDR® S&P 500® ETF Trust (SPY) | iShares® Emerging Markets Bond Fund (EMB) | SPDR® Gold Trust (GLD) | iShares® Barclays 20+ Year Treasury Bond Fund (TLT) | iShares® MSCI Emerging Markets Index Fund (EEM) |
| iShares® Russell 2000 Index Fund (IWM) | iShares® Dow Jones Real Estate Index Fund (IYR) | iShares® Barclays TIPS Bond Fund (TIP) | iShares® iBOXX $ Investment Grade Corporate Bond Fund (LQD) | |
| iShares® MSCI EAFE Index Fund (EFA) | iShares® S&P GSCI™ Commodity-Indexed Trust (GSG) | JPMorgan Cash Index USD 3 Month (JPCAUS3M) | iShares® iBOXX $ High Yield Corporate Bond Fund (HYG) | |

## Selected Risks

•The risks identified below are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.
•For each Interest Determination Date, if the Cumulative Index Return is negative or less than the Minimum Interest Rate, your interest payment will equal the Minimum Interest Rate for that period. No guaranteed interest payment above the Minimum Interest Rate.
• Payment on the Notes at maturity, as well as any interest payment, is subject to our credit risk. Therefore the value of the Notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
• Your aggregate interest payments may yield a lower return than the Index performance over the term of the Notes.
• The Index Factor negatively impacts the Interest Rate over time, which can result in lower interest payments later in the term of the Notes.
• The Index may not be successful. It may not outperform an alternative strategy related to the Basket Constituents. Changes in the value of Basket Constituents may offset each other.
• The Index is subject to emerging markets risk, fixed income risks, currency exchange risk, real estate risk, small capitalization stock risk and the uncertain legal and regulatory regimes which govern commodities future contracts.
• Upon the occurrence of a commodity hedging disruption event, the amount of your coupon payments may be reduced.
• Our affiliate, JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level.
• No interest payments, dividend payments or voting rights with respect to assets underlying the Index.
• The tax consequences of the Notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.
•JPMS' estimated value does not represent future values and may differ from others' estimates.
•The notes' value in customer account statements may be higher than JPMS' then current estimated value for a limited time.
•Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
•Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of Notes, including acting as note calculation agent and index calculation agent, and hedging our obligations under the Notes. The profits JPMorgan earns on the notes do not depend on the performance of the Index. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the Notes decline.